PROSPECTUS SUPPLEMENT
(To Prospectus dated February 9, 2001)



                        6,915,571 Shares of Common Stock

                              INTRACO SYSTEMS, INC.

         We have notified the record holders of our outstanding (i) Non-Callable A Warrants, (ii) Callable B Warrants, and (iii) Callable C Warrants that our Board of Directors has decided to reduce the warrant exercise price to $0.10 from the original exercise prices that ranged from $0.75 to $2.00. Our Board of Directors made this decision because of the current stock market conditions and the decline in the trading prices of our common stock.

         Our common stock closed at $0.26 per share on the OTC Bulletin Board on March 13, 2001.

         If the outstanding warrants are exercised at the reduced exercise price, Intraco will receive up to $324,456 from the exercise of the warrants to purchase a total of 3,244,560 shares of common stock.

            The date of this Prospectus Supplement is March 16, 2001.